Cowan, Mark A.

From: Cowan, Mark A.
Sent: Tuesday, June 16, 2009 5:15 PM
To: 'Boba X Selimovic'
Subject: RiverSource Variable Life Separate Account (333-69777)

Boba,
Here are our comments on the supplement.

1.   Please confirm the maximum charge listed ("female, Age 20 . . . duration 80). Isn't the charge listed imposed v

Please revise for clarity.

2.   The term Policy Data used in footnote (a) to the Charges Other Than Fund Operating Expenses (page 1) and in

(page 4) should be defined or further clarified as the Policy Data "section in the variable life insurance policy" or someth

3.   It does not appear the terms "Monthly Benefit Percent" (appearing in footnote (a) and on page 2), "Claim Provi

"Eligibility for the Payment of Benefits Conditions" (page 2) are defined.

4.   Please capitalize the defined term "period of coverage" on page 3.

5.   We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed

they have provided all information investors require. Since the company and its management are in possession of all fac

they are responsible for the accuracy and adequacy of the disclosures they have made. In connection with responding to

writing, a statement from the company acknowledging that: the company is responsible for the adequacy and accuracy o

comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the

with respect to the filing; and the fund may not assert this action as defense in any proceeding initiated by the Commissi

securities laws of the United States.

Mark Cowan
Senior Counsel
U.S. Securities and Exchange Commission
Division of Investment Management

07/31/2009

Office of Insurance Products
(202) 551-6765

07/31/2009